Filed Pursuant to Rule 433

Registration No. 333-142720

Pricing Term Sheet

August 8, 2007

Chesapeake Energy Corporation

$500,000,000 aggregate principal amount of 2.500% Contingent Convertible Senior Notes due 2037

The following information supplements the Preliminary Prospectus dated August 8, 2007 filed pursuant to Rule 433, Registration Statement No. 333-142720.

Title of Securities:	2.500% Contingent Convertible Senior Notes due 2037

Aggregate Principal Amount Offered:	$500,000,000 principal amount. The offered notes will be issued as additional notes under an indenture, dated May 15, 2007, pursuant to which the Company previously issued $1,150,000,000 of its 2.500% Contingent Convertible Senior Notes due 2037 on May 15, 2007, and these notes and the previously issued notes will be treated under such indenture as a single series of notes; provided that these notes will not have the same CUSIP number as the previously issued notes and will not be fungible for U.S. federal income tax purposes with the previously issued notes

Over-allotment Option:	$75,000,000; 13-day option to cover over-allotments

Price to Public:	97.625% of principal amount

Net proceeds to Chesapeake Energy Corporation, after underwriter’s discount, but before other offering expenses (assuming no exercise of over-allotment option):	$479,375,000

Use of proceeds:	We intend to use the net proceeds from this offering to repay outstanding indebtedness under our revolving bank credit facility, which may be reborrowed for general corporate purposes

Estimated expenses of notes offering:	$250,000

Interest payment dates:	May 15 and November 15 of each year, commencing November 15, 2007

Record dates:	May 1 and November 1

Maturity:	May 15, 2037

Ranking:	Senior unsecured

Coupon:	2.500%

Principal amount per note:	$1,000

Last Sale Price (August 8, 2007)	$35.43

Base Conversion Price:	$51.5815 Subject to adjustment as set forth in the prospectus supplement

Base Conversion Rate Per Note (approximately):	19.3868 Subject to adjustment as set forth in the prospectus supplement

Incremental Share Factor:	9.6934 Subject to adjustment as set forth in the prospectus supplement

Conversion Contingencies:

- Prior to May 15, 2035, during any calendar quarter subject to 125% Conversion Trigger;

- On or after May 15, 2035, at all times;

- If the average trading price for the notes is less than 95% of the applicable conversion value;

- If the notes are called for redemption; or

- Upon the occurrence of specified corporate transactions

Comparable Yield:	8.0%

Optional Redemption:	On or after May 15, 2017

Repurchase of Notes at Holder’s Option:	May 15, 2017, 2022, 2027 and 2032

Repurchase upon a Fundamental Change:	Holder may require company to repurchase the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest, if any) up to but not including the date of repurchase, payable in cash

Contingent Interest:	0.50% of the average trading price of the notes, commencing with the six-month period ending November 14, 2017, if the average trading price of the notes equals or exceeds 120% of the principal amount of the notes

Fundamental Change Protection:	Adjustment to the applicable conversion rate upon certain corporate transactions (per attached table)

Sole Book-Running Manager:	Deutsche Bank Securities Inc.

Gross Spread (%):	1.75%

Gross Spread per Note:	$17.50

Trade date:	August 9, 2007

Settlement date:	August 14, 2007

CUSIP:	165167 CA 3

Ratings Update:	On August 8, 2007, Fitch Ratings announced that it has affirmed the Company’s existing ratings but has revised the Company’s rating outlook from “stable” to “negative”. The other ratings agencies have not yet made any announcements with respect to the Company’s debt ratings. There can be no assurance however that such ratings agencies will not take actions similar to Fitch or other actions, in each case, with respect to the Company’s debt ratings.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

Adjustment to Shares Delivered Upon Conversion Upon Certain Changes of Control

The following table sets forth the increase in the Applicable Conversion Rate, expressed as a number of additional shares to be received per $1,000 principal amount of Notes.

	Share Price
	$34.3876	$39.9973	$44.9969	$49.9966	$54.9962	$59.9959	$69.9952	$79.9945	$89.9938	$99.9932	$124.9914	$149.9897	$174.9880	$199.9863
Effective date
May 10, 2007	9.6934	8.3974	7.6788	7.2115	6.3050	5.3489	3.9551	3.0018	2.3184	1.8105	0.9952	0.5389	0.2722	0.1169
May 15, 2008	9.6934	8.1687	7.4322	6.9639	6.0659	5.1233	3.7625	2.8418	2.1872	1.7037	0.9320	0.5020	0.2513	0.1058
May 15, 2009	9.6934	7.9136	7.1526	6.6806	5.7910	4.8634	3.5401	2.6575	2.0365	1.5814	0.8602	0.4604	0.2279	0.0935
May 15, 2010	9.6934	7.6327	6.8374	6.3573	5.4754	4.5641	3.2838	2.4454	1.8639	1.4420	0.7797	0.4143	0.2024	0.0803
May 15, 2011	9.6934	7.3224	6.4794	5.9855	5.1098	4.2164	2.9863	2.2004	1.6659	1.2833	0.6896	0.3639	0.1750	0.0666
May 15, 2012	9.6934	6.9774	6.0683	5.5522	4.6813	3.8081	2.6382	1.9161	1.4382	1.1026	0.5893	0.3089	0.1456	0.0519
May 15, 2013	9.6934	6.5901	5.5907	5.0418	4.1746	3.3261	2.2319	1.5895	1.1808	0.9013	0.4812	0.2513	0.1161	0.0382
May 15, 2014	9.6934	6.1606	5.0287	4.4285	3.5625	2.7460	1.7518	1.2124	0.8899	0.6777	0.3647	0.1907	0.0859	0.0247
May 15, 2015	9.6934	5.6964	4.3523	3.6643	2.7960	2.0266	1.1798	0.7811	0.5670	0.4339	0.2391	0.1262	0.0549	0.0119
May 15, 2016	9.6934	5.2780	3.5146	2.6334	1.7543	1.0790	0.4983	0.3069	0.2218	0.1695	0.0913	0.0481	0.0196	0.0002
May 15, 2017	9.6934	5.6031	2.8264	0.6204	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

In no event will the Applicable Conversion Rate exceed 29.0802 per $1,000 principal amount of Notes, subject to adjustment. No adjustments will be made if share prices is above $199.9863 or below $34.3876.